Santa Lucia Bancorp 2009 Annual Report

2009	Santa Lucia Bancorp 7480 El Camino Real Atascadero, California 93422 Stock Symbol — SLBA.OB Santa Lucia Bank 7480 El Camino Real Atascadero, California 93422 www.santaluciabank.com

Atascadero	Paso Robles	Arroyo Grande	Santa Maria
7480 El Camino Real	1240 Spring Street	1530 E. Grand Avenue	1825 South Broadway
(805) 466-7087	(805) 239-1140	(805) 473-1988	(805) 614-9100

Santa Lucia Bancorp

Message from the President

Dear Shareholders, Customers and Friends,

In my letter to the shareholders last year I stated that we were looking forward to the challenges of 2009. At that time I had no idea how challenging 2009 would actually be. In looking back at one of the most severe economic downturns in my 47 year banking career, the Company found itself in the unfamiliar territory of reporting an annual net loss for the first time in 22 years. The fact that all of the independent banks in our market area likely experienced net losses for the year provides little comfort as this is not the kind of performance a bank with our history, experience and strength finds satisfactory. In this coming year, we are dedicated to increasing the financial strength of our Company while continuing to provide the safest and highest quality products and services to our customers.

The Company’s profitability declined from a net profit of $1,138,904 at December 31, 2008 to a net loss of $1,825,475 for the same period in 2009. Several factors contributed to this decline in profitability including an increase in non-performing loans, net loan losses, and substantially increased allocations to the allowance for loan losses.  In addition, there was a significant increase to the quarterly FDIC assessments, coupled with a large special assessment that was imposed on all financial institutions by the FDIC to increase its reserves. Our problem credits remain centered in our real estate portfolio where we were required to write down the collateral value of several loans due to the decline in the real estate market. Many of these write-downs arose and were addressed in the fourth quarter of 2009.  Further, our loan portfolio continued to grow during 2009 which also contributed to the need to increase the overall level of the allowance for loan losses. The allowance stood at $3.4 million or 1.67% of gross loans at year end 2009 compared to $2.3 million or 1.22% of gross loans at year end 2008.

John C. Hansen, President and Chief Executive Officer

Our history has always been to have conservative banking practices, particularly in our lending, and last year was no exception. However, the severity and depth of the current recessionary climate tested our experience and has required us to redouble our efforts. As we move into the new year, we have made significant progress toward improving our problem loans and strengthening our overall credit administration. To address all of our needs we have reorganized our credit administration, tightened our procedures and strengthened credit administration with the addition of a Senior Vice President with 15 years of credit experience who is familiar with the lending philosophy of Santa Lucia Bank.

Santa Lucia Bancorp’s Board of Directors. Standing left to right—John C. Hansen, President and Chief Executive Officer, Jerry W. DeCou III, Chairman of the Board, Larry H. Putnam, Douglas C. Filipponi, Vice Chairman of the Board.

Seated left to right—Paul G. Moerman, D. Jack Stinchfield, Jean Hawkins, Stanley R. Cherry and Khatchik H. Achadjian.

There was some good news in 2009. We are pleased to report that the Company experienced substantial increases in both loans and deposits during the year. Total loans, net of unearned income increased 6.64% during the year to $201,484,990 at year end December 31, 2009 and total deposits increased 12.44% to $238,722,524 at year end December 31, 2009. This coupled with our strong capital position puts us in a good position to move forward in 2010.

While we are not sure that our local economy has completely turned the corner, we are cautiously optimistic as we move into the year. We are committed to continue to pursue our prudent, conservative banking practices upon which this Company was founded and which have held us in good stead over the past 24 years. On behalf of the entire Board of Directors, we extend our thanks to our shareholders for your continued support, to our customers for your business, and to our employees for their continued dedication to providing superior customer service.

John C. Hansen

President and Chief Executive Officer

Executive Management - John McNinch, John C. Hansen, James M. Cowan

SANTA LUCIA BANK

(a wholly owned subsidiary of Santa Lucia Bancorp)

Executive Management

James M. Cowan, John C. Hansen, John McNinch

JOHN C. HANSEN

President and Chief

Executive Officer

JAMES M. COWAN

Executive Vice President

Chief Administrative Officer

Chief Credit Officer

JOHN McNINCH

Executive Vice President

Credit Administrator

Eager to service your banking needs

Accounting

Julie A. Joslin, Sharon Satterthwaite

SHARON SATTERTHWAITE

Vice President

Controller

JULIE A. JOSLIN

Vice President

Cashier

Credit Administration

Standing left to right - Claudya Oglesby, John McNinch, James M. Cowan

Seated left to right - Larry Womack, Lila Bogardus

JAMES M. COWAN

Executive Vice President

Chief Administrative Officer

Chief Credit Officer

JOHN McNINCH

Executive Vice President

Credit Administrator

CLAUDYA OGLESBY

Senior Vice President

Credit Administration

LARRY WOMACK

Vice President

Assistant Credit Administrator

LILA BOGARDUS

Note Department Manager

Operations

Melodee Fontana, George Garcia, Kristie Keller

MELODEE FONTANA

Senior Vice President

Operations Administrator

KRISTIE KELLER

Vice President

Central Operations

GEORGE GARCIA

IT Manager

Atascadero Office

7480 El Camino Real, Atascadero, California

Atascadero Officer Team

Jim Kelley, Karen Sampson, Kim Donaldson, J. Darren Barnes, Teri Davis

TERI DAVIS

Senior Vice President

Manager

KIM DONALDSON

Vice President

Operations Officer

JIM KELLEY

Vice President

Loan Officer

J. DARREN BARNES

Assistant Vice President

Loan Officer

KAREN SAMPSON

Assistant Operations Officer

Paso Robles Office

1240 Spring Street, Paso Robles, California

Paso Robles Officer Team

Robert Covarrubias, Cheryl Mumford, Ryun McCrory, Joshua R. Bivin

ROBERT COVARRUBIAS

Senior Vice President

Manager

RYUN McCRORY

Vice President

Loan Officer

JOSHUA R. BIVIN

Vice President

Loan Officer

CHERYL MUMFORD

Assistant Vice President

Operations Officer

Arroyo Grande Office

1530 East Grand Avenue, Arroyo Grande, California

Arroyo Grande Officer Team

Richard Allen, Michael W. McKenzie, Regina M. Sheldon, Jennifer Bassi Ginder

MICHAEL W. McKENZIE

Vice President

Manager

RICHARD ALLEN

Vice President

Loan Officer

JENNIFER BASSI GINDER

Vice President

Operations Officer

REGINA M. SHELDON

Assistant Vice President

Loan Officer

Santa Maria Office

1825 South Broadway, Santa Maria, California

Santa Maria Officer Team

Leah T. West, James P. Burubeltz, Stella Martinez, Robert J. McConaghy

LEAH T. WEST

Vice President

Manager

JAMES P. BURUBELTZ

Vice President

Loan Officer

STELLA MARTINEZ

Operations Officer

ROBERT J. McCONAGHY

Loan Officer

Santa Lucia Bancorp and Subsidiary

Consolidated Selected Financial Information

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Summary of Operations:
Interest Income	$13,851	$15,276	$17,719	$17,027	$13,546
Interest Expense	3,021	3,877	4,824	3,577	1,984

Net Interest Income	10,830	11,399	12,895	13,450	11,562
Provision for Loan Losses	5,460	975	—	240	300

Net Interest Income After Provision for Loan Losses	5,370	10,424	12,895	13,210	11,262
Noninterest Income	1,236	1,111	1,071	1,010	1,052
Noninterest Expense	9,865	9,763	9,029	8,590	7,808

Income Before Income Taxes	(3,259)	1,772	4,937	5,630	4,506
Income Taxes	(1,434)	633	1,934	2,242	1,759

Net Income (Loss)	$(1,825)	$1,139	$3,003	$3,388	$2,747

Cash Dividends Paid	$483	$963	$871	$768	$730

Per Share Data:
Net Income – Basic	$(1.05)	$0.59	$1.55	$1.77	$1.46
Net Income – Diluted	$(1.05)	$0.58	$1.51	$1.68	$1.38
Dividends	$0.25	$0.50	$0.45	$0.40	$0.388
Book Value	$9.58	$11.21	$11.01	$9.93	$8.35

Common Outstanding Shares:	1,961,334	1,923,053	1,924,873	1,928,097	1,899,543

Statement of Financial Condition Summary:
Total Assets	$269,923	$251,880	$248,640	$240,738	$231,532
Total Deposits	238,723	212,317	212,718	212,988	206,879
Total Net Loans	198,099	186,632	166,619	169,680	152,563
Allowance for Loan Losses	3,386	2,310	1,673	1,654	1,470
Total Shareholders’ Equity	23,030	25,551	21,189	19,137	15,866

Selected Ratios:
Return on Average Assets	-0.69%	0.46%	1.22%	1.42%	1.21%
Return on Average Equity	-7.18%	5.19%	14.87%	19.45%	18.67%
Average Loans as a Percentage of Average Deposits	87.82%	83.84%	76.11%	79.74%	69.90%
Allowance for Loan Losses to Total Loans	1.67%	1.22%	0.99%	0.96%	0.95%
Company:
Tier I Capital to Average Assets	10.28%	11.89%	10.50%	10.00%	—
Tier I Capital to Risk-Weighted Assets	12.54%	14.41%	13.20%	12.70%	—
Total Capital to Risk-Weighted Assets	13.87%	15.92%	14.60%	14.40%	—
Bank:
Tier I Capital to Average Assets	9.71%	11.44%	9.85%	9.11%	7.16%
Tier I Capital to Risk-Weighted Assets	11.85%	13.65%	12.33%	11.43%	9.33%
Total Capital to Risk-Weighted Assets	13.18%	15.17%	13.80%	13.13%	11.34%

Santa Lucia Bancorp and Subsidiary

General

Santa Lucia Bancorp (the “Company”) (OTC Bulletin Board SLBA.OB) is a California corporation organized April 3, 2006 to act as the holding company for its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.” The Bank was organized as a national banking association on December 19, 1984 and commenced operations on August 5, 1985. The Bank converted from a national to a California state-chartered bank on May 30, 1997.

The Bank is a commercial banking business, operating from offices located at 7480 El Camino Real, Atascadero, California, 1240 Spring Street, Paso Robles, California, 1530 East Grand Avenue, Arroyo Grande, California and 1825 South Broadway, Santa Maria, California.

The Bank’s operating policy since its inception has emphasized general commercial banking. Most of the Bank’s customers are small to mid-sized businesses and individuals. The business of the Bank emphasizes serving the needs of local businesses, professionals, and wage earners. The Bank provides services designed to meet the needs of the various segments of the markets it serves. These services include a full line of business loans, business leases, personal loans and deposit products.

Management’s Discussion and Analysis and Results of Operations

Certain statements contained in this report, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates, the ongoing financial crisis and recession in the United States, California and foreign financial markets, and bank regulatory and government response thereto, the increase in nonperforming loans and the decrease in real estate values collateralizing many of the Bank’s loans,  demographic changes, competition, fluctuations in interest rates, changes in business strategy or developmental plans, changes in governmental regulations, credit quality, the availability of capital to fund the expansion of the Company’s business, and other factors referenced in the Company’s reports filed pursuant to the Exchange Act. Given these uncertainties, shareholders are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

This discussion should be read in conjunction with the Company’s audited financial statements and notes thereto which appear elsewhere in this report.

Overview

The following sections set forth an analysis of the significant operating changes, business trends, financial condition, earnings, capital position and liquidity that have occurred in the three-year period ended December 31, 2009.

Consolidated Results of Operations

Highlights for the year ending December 31, 2009 were as follows:

•                  Net Loss for the twelve month period ending December 31, 2009 was $1,825,000 which reflects a decrease of $2,964,000 or 260.3% in net income when compared to a profit of $1,139,000 for the same period in 2008. The primary reason for this decrease was the addition of $5,460,000 to the allowance for loan losses.

•                  Earnings (loss) per common share (on a fully diluted basis) equaled ($1.05) for 2009. This compares to $0.58 in 2008 and $1.51 in 2007.

•                  Total assets, loans and deposits all increased in 2009 over 2008 by 7.2%, 6.1% and 12.4% respectively. Non interest bearing deposits were 29.3% of total deposits compared to 35.4% at year end 2008.

•                  Return on Average Assets equaled (0.69%) for 2009 compared to 0.46% in 2008 and 1.22% in 2007.

•                  Return on Average Equity equaled (7.18%) in 2009 compared to 5.19% in 2008 and 14.87% in 2007.

•                  A cash dividend of $0.25 per share was paid to shareholders in 2009 which represents a decrease of 50.0% compared to total cash dividends of $0.50 per share paid to shareholders in 2008. In 2007, total cash dividends of $0.45   per share were paid to shareholders. In addition, the Company also declared a 2% stock dividend to all shareholders of record as of September 30, 2009 reflecting the Board’s decision to issue stock dividends rather than cash dividends during these difficult economic conditions in order to maintain its high capital levels.

•                  Total shareholders equity decreased to $23,030,000 as of December 31, 2009 compared to $25,551,000 as of December 31, 2008, representing a 9.9% decrease. Total shareholders equity stood at $21,189,000 as of December 31, 2007. The Company’s capital ratios at December 31, 2009 which were all well above regulatory requirements for “well capitalized” institutions were: Tier 1 Capital to Average Assets 10.28%; Tier 1 Capital to Risk-Weighted Assets 12.54%; and Total Capital to Risk-Weighted Assets 13.87%.

•                  Nonperforming assets increased to $6,835,000 as of December 31, 2009 compared to $1,614,000 for the same period in 2008. Nonperforming loans totaled 3.38% of total gross loans as of December 31, 2009, compared to 0.85% and 1.29% as of the same period in 2008 and 2007. The allowance for loan losses to total loans increased to $3,386,000 or 1.67% as of December 31, 2009 compared to $2,310,000 or 1.22% in 2008 and $1,673,000 or 0.99% in 2007.

In 2009 the Company recorded a net loss of $1,825,000, which reflects a decrease of $2,964,000 or 260.3% in net income over the previous year. In 2008, earnings were $1,139,000, a decrease of 62.1% from 2007’s earnings of $3,003,000. Earnings per common shares are calculated by using the Company’s net earnings (loss) of $1,825,000 less preferred stock dividends of $200,000 less accreted discount on preferred stock of $40,199 for net earning (loss) available to common shareholders of $2,065,674. Basic net earnings (loss) per common share in 2009 were ($1.05) compared with $0.59 and $1.55 for 2008 and 2007, respectively. This reflects a decrease from 2008 to 2009 of 278.0% and 61.9% from 2008 to 2007. Fully diluted earnings (loss) per common share for 2009, 2008, and 2007 were ($1.05), $0.58, and $1.51, respectively, a 281.0% decrease from 2008 to 2009 and 61.6% from 2008 to 2007. This is the first year end net loss that the Company has experienced in the last twenty two years.

Contributing largely to the decline in profitability was the $5,460,000 provision to the allowance for loan losses in 2009. This provision was made to cover net loan losses of $1,567,000, write-downs of the collateral value of several nonperforming loans of $2,817,000 required due to the decline in real estate values in the local market, the increase in nonperforming loans and the increase in new loans. Also contributing to the net loss for the year ended 2009 was the decrease in the net interest margin from 5.05% in December of 2008 to 4.49% for the same period in 2009, as well as a significant increase to the quarterly FDIC assessment coupled with a one time special assessment imposed on all financial institutions by the FDIC to increase reserves.

The Company paid cash dividends on its common shares totaling $0.25 per share and a 2% stock dividend during 2009 compared to $0.50 cash dividend paid in 2008 and $0.45 cash dividend paid in 2007. Return on average shareholder’s equity was (7.2%) in 2009 compared to 5.2% in 2008 and 14.9% in 2007. Return on average assets was (0.69%) in 2009 compared to 0.46% in 2008 and 1.22% in 2007.

The Company believes that the local economies in which it operates, Atascadero, Paso Robles, Arroyo Grande, and Santa Maria continue to decline as the loss of jobs increase, businesses cash flows continue to decline as a result of reduced consumer spending and the real estate market continued to suffer. During 2009 the company saw its first signs of deterioration in the real estate loan portfolio. Management continued to evaluate the loan portfolio as market values continued to decline. Based on managements’ evaluations the Company placed eight loans totaling $6,407,000 on nonaccrual, reversed accrued interest of approximately $179,000 and charged-off $4,384,000. The Company had one “other real estate owned” OREO property at December 31, 2009 of $428,000 and booked a second OREO property of $427,000 in January 2010. Management believes that it identified and wrote down loan balances on all nonperforming loans to reflect current market values on the problem loans in the loan portfolio existing at this time. As of December 31, 2009 managements’ analysis of the allowance for loan losses was considered adequate. However, there is no guarantee that 2010 will not require further adjustments. Management will monitor and reassess the loan portfolio throughout the year.

The University of California Santa Barbara Economic Forecast Project reports that the local real estate markets will continue to decline through the first quarter of 2010 and at best California may show signs of slow growth averaging 1.0% to 2.0% in 2010 and 2011. New construction projects, even retail sites, are being developed in the San Luis Obispo County and expansion plans for the county’s prisons will certainly create jobs, especially in the construction field where they are critically needed. Weakness in the commercial real estate sector is still intensifying. The decline in the labor market has produced a rapid decline in demand for office and industrial space and many retail store closings. However, both San Luis Obispo and Santa Barbara Counties have unemployment rates below the State and National averages.

Net Interest Income

Net interest income for the year ended December 31, 2009 decreased $569,000 or 5.0% to $10,830,000 compared to $11,399,000 and $12,895,000 for the years ended December 31, 2008 and December 31, 2007, respectively. Total interest income decreased $1,425,000 in 2009 while interest expense decreased $856,000 during the same period in 2009. The decrease in interest income was primarily due to a 103 basis point decrease in the yield on average earning assets from 6.77 % in 2008 to 5.74% in 2009, resulting from the increased amount of loans placed on nonaccrual and the lower rates received on the overall portfolio caused by a decline in the prime lending rate during the fourth quarter of 2008 of 1.75%.

The net interest margin decreased 56 basis points from 5.05% in 2008 to 4.49% in 2009. The primary reason for this decrease was the decline in the yield on average earning assets coupled with interest reversals of $179,000 for loans that were placed on nonaccrual. Of the loans placed on nonaccrual, 5 loans were written down $2,818,000 due to the deterioration in real estate collateral values, 23 loans totaling $1,567,000 were charged off and one property for $428,000 was transferred to OREO. Further, lower interest rates on new investments that were purchased to replace previous investments that were either sold, matured or called decreased the average investment yield 83 basis points from 4.86% at December 31, 2008 to 4.03% for the same period in 2009.

Net interest income is the Company’s largest source of operating income and is derived from interest and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities. The most significant impact on the Company’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest earning assets and interest bearing liabilities.

Interest income decreased $1,425,000 or 9.3% from $15,276,000 in 2008 to $13,851,000 in 2009. This is compared to a decrease of $2,443,000 or 13.8% from 2007 to 2008 and an increase of $692,000 or 4.1% from 2006 to 2007. The decrease in interest income was primarily due to a 103 basis point decrease in the yield on average earning assets from 6.77% in 2008 to 5.74% in 2009, resulting from the reversal of approximately $181,000 in interest from loans placed on nonaccrual along with lower rates received on the overall portfolio caused by a decline in the prime lending rate during the fourth quarter of 2008 of 1.75%.

Total interest and fees produced a 5.7% yield on average earning assets for 2009, 6.8% for 2008 and 8.1% in 2007. The average loan to deposit ratio for 2009 was 87.8%, which represents an increase of 4.7% over the 83.8% average for 2008 which was an increase of 10.2% over the 76.1% average for 2007.

Total interest expense decreased $856,000 or 22.1% from $3,877,000 in 2008 to $3,021,000 in 2009 compared to a decrease of $947,000 or 19.6% from 2007 to 2008. The decrease in total interest expense in 2009 was due to decreasing interest rates for all deposit categories despite an overall increase in deposits for the year of 12.4%. The rate paid on interest-bearing liabilities decreased 76 basis points from 2.58% in 2008 to 1.82% in 2009.

The following table shows the composition of average earning assets and average interest-bearing liabilities, average yields and rates, and the net interest margin for the years ended December 31, 2009, 2008 and 2007. Nonaccrual loans are included in the calculation of the average balances of loans, and nonaccrued interest is excluded.

	Year Ended December 31
	2009			2008			2007
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(dollars in thousands)
Assets:
Loans	$199,228	$12,355	6.20%	$177,988	$12,994	7.30%	$163,741	$15,031	9.18%
Investment securities	37,019	1,491	4.03%	46,440	2,258	4.86%	49,024	2,438	4,97%
Federal funds sold	5,082	5	0.10%	1,309	24	1.83%	4,954	250	5.05%

Total average interest-earning assets	241,329	13,851	5.74%	225,737	15,276	6.77%	217,719	17,719	8.14%
Other assets	25,402			26,120			29,278
Less allowance for loan losses	(2,407)			(1,739)			(1,707)

Total average assets	$264,324			$250,118			$245,290

Liabilities and Shareholders’ Equity:
Interest-bearing demand - NOW	$13,628	$49	0.36%	$12,636	$41	0.32%	$13,391	$55	0.41%
Money Market	32,196	589	1.83%	26,070	541	2.08%	24,929	722	2.90%
Savings	27,387	68	0.25%	26,166	88	0.34%	27,076	289	1.07%
Time certificate of deposits	82,723	2,046	2.47%	71,671	2,605	3.63%	68,019	3,157	4.64%
Total average interest-bearing deposits	155,934	2,752	1.76%	136,543	3,275	2.40%	133,415	4,223	3.17%

Short-term borrowings	3,177	79	2.49%	6,612	191	2.89%	1,059	51	4.82%
Long-term borrowings	6,555	190	2.90%	7,106	411	5.78%	7,155	550	7.69%

Total interest-bearing liabilities	165,666	3,021	1.82%	150,261	3,877	2.58%	141,629	4,824	3.41%

Demand deposits	70,935			75,752			81,714
Other liabilities	2,281			2,170			1,749
Sharholder’s equity	25,442			21,935			20,198

Total average liabilities and
shareholders’ equity	$264,324			$250,118			$245,290

Net interest income		$10,830			$11,399			$12,895

Net interest margin			4.49%			5.05%			5.92%

The Company’s net yield on interest-earning assets is affected by changes in the rates earned and paid and the volume of interest-earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest income are shown in the following table:

	Year Ended December 31, 2009 over Year Ended December 31, 2008			Year Ended December 31, 2008 over Year Ended December 31, 2007
	Increase (Decrease) Due to Change in (000’s)			Increase (Decrease) Due to Change in (000’s)
	Volume	Rate	Change	Volume	Rate	Change
Interest-bearing Assets:
Net Loans	1,421	(2,060)	(639)	1,228	(3,265)	(2,037)
Investment Securities	(415)	(352)	(767)	(127)	(53)	(180)
Federal funds sold	20	(39)	(19)	(121)	(105)	(226)
Interest-earning deposits	—	—	—	—	—	—
Total interest income	1,026	(2,451)	(1,425)	980	(3,423)	(2,443)
Interest-bearing Liabilities:
Interest bearing demand - NOW	3	5	8	(3)	(11)	(14)
Money Market	117	(69)	48	32	(213)	(181)
Savings	8	(28)	(20)	(1)	(200)	(201)
Time Certificates of deposit	360	(919)	(559)	163	(715)	(552)
Short-term borrowings	(88)	(24)	(112)	167	(27)	140
Long-term borrowings	16	(237)	(221)	16	(155)	(139)
Total interest expense	416	(1,272)	(856)	374	(1,321)	(947)
Interest differential or net interest income	$610	$(1,179)	$(569)	$606	$(2,102)	$(1,496)

Noninterest Income

Noninterest income totaled $1,235,000 compared to $1,111,000 for the same period in 2008. That represents an increase of $124,000 or 11.2%. The increase was primarily due to the sale of $5,176,000 in mortgage backed securities which created a net gain of $225,000 compared to $108,000 for the same period in 2008. In addition, dividends on cash surrender value life insurance increased $10,000 and other income increased $35,000.

Service charges on deposit accounts totaled $517,000, which represents a decrease of $37,000 or 6.6% compared to a decrease of $29,000 or 5.0% over the same period in 2008. The decrease in services charges was primarily due to the decrease in non sufficient fund fees collected.

Refer to the “Statement of Earnings” for a breakdown of noninterest income.

Noninterest Expense

Noninterest expense increased $102,000 or 1.0% in 2009 over 2008 from $9,763,000 to $9,865,000 as compared to an increase of $734,000 or 8.1% in 2008 over 2007. The overall increase can be largely attributed to the FDIC special assessment levied on all banks coupled with the increase in the quarterly assessment fees and the participation in the TGLP Transaction Account Guarantee Program.

Regulatory assessment fees for the year ended December 31, 2009 were $511,000, which reflects an increase of $343,000 or 204.2% compared to $168,000 for an increase of $104,000 or 162.5% over the same period in 2008. This was primarily due to the $120,000 special FDIC assessment levied on the bank during the first six months of 2009; the special assessment was levied against all financial institutions to replenish the FDIC’s deposit insurance fund. The FDIC also increased the deposit insurance premium during the last three quarters of 2009 and the additional expense of $9,000 for the participation in the TGLP Transaction Account Guarantee Program.

Salaries and related expenses decreased $291,000 or 5.2% from $5,650,000 in 2008 to $5,359,000 in 2009 compared to an increase of $391,000 or 7.4% between 2007 and 2008. The decrease is attributed to the retirement of Larry H. Putnam, the freezing of officer salaries and the reduction in salary continuation plan expense due to the retirement of Mr. Putnam.

Occupancy expense for the year ended December 31, 2009 totaled $663,000, which reflects an increase of $10,000 or 1.6% compared to an increase of $25,000 or 3.9% over the same period in 2008. This was primarily due to the depreciation of building repairs.

Equipment expense for the year ended December 31, 2009 totaled $633,000, which reflects a decrease of $37,000 or 5.5% compared to an increase of $4,000 or 0.6% over the same period in 2008.

Professional services for the year ended December 31, 2009 totaled $638,000, which reflects an increase of $37,000 or 6.2% compared to an increase of $174,000 or 40.9% over the same period in 2008. This was primarily due to the increases in legal fees related to the collection of nonaccrual loans.

Data processing expense for the year ended December 31, 2009 totaled $520,000, which reflects an increase of $16,000 or 3.1% compared to an increase of $16,000 or 3.3% from the same period in 2008. This was primarily due to the continued growth of the Company.

Office expenses for the year ended December 31, 2009 totaled $413,000, which reflects an increase of $21,000 or 5.3% compared to an increase of $30,000 or 8.2% for the same period in 2008.

Messenger and courier expenses decreased $28,000 or 22.5% from $123,000 in 2008 to $95,000 in 2009. This decrease was due to the Bank switching to electronic cash letters.

Other expense increased $31,000 or 12.6% from $249,000 in 2008 to $280,000 in 2009. This increase was due to additional loan related expenses associated with the collection of nonaccrual loans coupled with Other Real Estate Owned expenses.

The Company’s efficiency ratio for 2009 was 81.8%. This represents a worsening from the 2008 efficiency ratio of 78.0%, which was a worsening from the 2007 ratio of 64.7%. The decrease in the efficiency ratio was primarily due to the decrease in net interest income coupled with the increase in non interest expense.

Refer to the “Statement of Earnings” for a breakdown of noninterest expense.

Income Taxes

The provision for income tax was ($1,434,000) in 2009, $633,000 in 2008 and $1,934,000 in 2007. The effective tax rate was (44.0%) in 2009 as compared to 35.7% in 2008 and 39.1% in 2007.

Financial Condition

In 2009, the Company’s consolidated total assets increased to $269,923,000 compared to $251,880,000 in 2008 and $248,640,000 in 2007 for increases of 7.2%, 1.3% and 3.3% respectively.

Total deposits increased $26,406,000 to $238,723,000 compared to $212,317,000 in 2008 and $212,718,000 in 2007 for an increase of 12.4% for 2009, compared to a decrease of 0.2% and 0.1% for 2008 and 2007 respectively. Despite deposit competition continuing to be very strong in both the traditional bank deposits and alternative investments available in the market place the Company’s total deposits increased significantly during the past year. The increase in deposits is largely due to the increased confidence in community banks and the increase in the FDIC insurance limits to $250,000 on Time Certificates of Deposit. The recent trend of customers depositing excess funds into Time Certificates of Deposit or other interest bearing accounts continued throughout 2009. Average time certificates of deposits increased $11,052,000, average money market accounts increased $6,126,000 and average savings increased $1,221,000 in 2009 compared to 2008. Despite this trend, the Company had 29.3% of total deposits in non-interest bearing deposits as of December 31, 2009 compared to 35.4% as of December 31, 2008. Non-interest bearing deposits at these levels continue to be above industry averages.

Securities available for sale totaled $40,990,000 at December 31, 2009, compared to $38,470,000 at December 31, 2008 and $56,107,000 at December 31, 2007. This represents an increase of $2,520,000 or 6.5% over December 31, 2008.

Loan Portfolio

Total loans outstanding averaged $199,228,000 in 2009 compared to $177,988,000 in 2008. This represents an increase of $21,240,000 or 11.9% in 2009 compared to an increase of $14,247,000 or 8.7% in 2008. Actual net loans at December 31, 2009 equaled $198,099,000 for an increase of $11,467,000 or 6.1% over 2008

The following table sets forth the amount of total loans outstanding in each category for the years indicated:

	Year Ended December 31
	2009	2008	2007	2006	2005
	(dollars in thousands)
Commercial	$41,744	$41,478	$38,017	$36,407	$34,139
Real Estate – construction	47,458	52,389	47,819	55,307	52,696
Real Estate – other	111,183	94,372	81,895	78,757	66,390
Consumer	1,783	1,415	1,237	1,604	1,533
Total gross loans	202,168	189,654	168,968	172,075	154,758
Less: unearned fees	(683)	(712)	(676)	(741)	(725)
Less: allowance for loan losses	(3,386)	(2,310)	(1,673)	(1,654)	(1,470)

Total net loans	$198,099	$186,632	$166,619	$169,680	$152,563

Weighted average yield on loans for the year	6.2%	7.3%	9.2%	9.1%	8.1%

The following table sets forth the amount of total gross loans outstanding at December 31, 2009 by contractual maturity date:

		After One
	One Year	Year Through	After
	or Less	Five Years	Five Years	Total
	(dollars in thousands)
Commercial	$20,906	$11,578	$9,260	$41,744
Real Estate – construction	32,840	10,492	4,126	47,458
Real Estate – other	1,663	12,467	97,053	111,183
Consumer	947	385	451	1,783
	$56,356	$34,922	$110,890	$202,168

A significant portion of the loan portfolio of the Company is collateralized by real estate. At December 31, 2009, real estate served as the principal source of collateral with respect to 78.5% of the Company’s loan portfolio. A decline in current economic conditions has had an adverse effect on the demand for new loans even as rates continue to decline. It is also understood that the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by the Company, could affect the Company’s financial condition and results of operations in general and the market value of the Company’s common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company’s financial condition.

Real estate construction and other real estate loans equaled $158,641,000 or 78.5% of the total loan portfolio and $146,761,000 or 77.4% of the total loan portfolio at December 31, 2009 and 2008, respectively. Other real estate loans are comprised of loans to individuals for their businesses, consumer real estate loans including home equity lines of credit and loans for farmland. The company has known for some time that it has a concentration in commercial real estate loans. As a means to more closely monitor this concentration, the Company has instituted the use of NAICS codes, individual commercial real estate stress tests and an overall portfolio stress test to monitor industry trends within its commercial real estate portfolio. As of December 31, 2009, the Company had $90,610,000 or 45.0% of its loans in commercial real estate. Of this number, $53,404,000 or 58.9% is commercial real estate for owners use. No industry type exceeds 10.0% of total loans. The remaining $37,206,000 or 41.0% is commercial real estate for non-owners use. Commercial real estate loans for non-owners use as a percentage of total loans equates to 18.5%. We watch the commercial real estate loans for non-owners use along with changes within our owners use very closely and are familiar with the individuals and projects. Total real estate loans increased $11,879,958 or 8.1% in 2009 over 2008 compared to an increase of $17,047,000 or 13.1% in 2008 over 2007. The increase is spread throughout construction of residential units held for sale, construction of commercial properties and commercial income properties. The Company has seen a significant decrease in the number of residential construction loans, due to the softening in the real estate market. The Company has construction loans to customers with a long history of successful developments in our market areas, as well as a long-term relationship with Santa Lucia Bank. The Company has experience and knowledge in construction lending and does not feel that there is any undue risk to the Company. These loans are secured by real estate, and in general, do not exceed 70% of the appraised value on commercial residential real estate or 75% on an individual’s personal residence.

The Company makes commercial loans to small and mid-size businesses for various reasons, including working capital, inventory and equipment. Commercial loans equaled $41,744,000 or 20.6% of the total loan portfolio and $41,478,000 or 21.9% of the total loan portfolio at December 31, 2009 and 2008, respectively. Commercial loans increased $266,000 or 0.6% from 2009 to 2008 compared to an increase of $3,461,000 or 9.1% in 2008 over 2007.

Consumer and other loans equaled $1,783,000 or 0.9% of the total loan portfolio at December 31, 2009 compared to $1,415,000 or 0.7% at December 31, 2008. Consumer loans increased $368,000 or 26.0% in 2009 over 2008 compared to a decrease of $178,000 or 14.4% in 2008 over 2007.

The Company had undisbursed loans totaling $43,105,000, $57,168,000, and $57,326,000 as of December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Standby Letters of Credit accounted for $1,298,000, $3,106,000 and $4,286,000 of the undisbursed loans as of December 31, 2009, December 31, 2008 and December 31, 2007, respectively. The Company uses the same credit policies in making these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is the same as that involved in extending loan facilities to customers.

Loans with maturities greater than one year at December 31, 2009 totaled $145,812,000 and include approximately $4,754,000 of fixed rate loans or 2.3% of the total loan portfolio compared to $11,291,000 or 6.0% of the total loan portfolio as of December 31, 2008 and $7,704,000 or 4.6% of the total loan portfolio as of December 31, 2007. The balance of the loans that have maturities of one year or less, or are variable rate loans at December 31, 2009 totaled $197,414,000 or 97.7% compared to $178,363,000 or 94.0% as of December 31, 2008 and $161,265,000 or 95.4% as of December 31, 2007. The $97,053,000 in other real estate loans with five years or greater maturities are primarily owner occupied commercial properties.

Overall management of the Bank’s loan portfolio is considered good; however, loans have been adversely affected by the decline in the economy and its impact on our borrowers, especially in the real estate sector. Throughout 2009 the Bank tightened its overall underwriting standards and strengthened credit administration with the addition of a Senior Vice President who is familiar with the lending philosophy of Santa Lucia Bank.

Troubled Debt Restructurings

The Bank has eight loans to three borrowers totaling $3,768,000, which were considered Troubled Debt Restructurings (TDR’s) as of December 31, 2009.

The loan categories and Interest Income received during 2009 are as follows:

	Principal Balance	Interest Paid	Interest Earned
Residential Real Estate	$1,105,000	$50,281	$44,706
Commercial Property for Owners Use	1,468,000	100,635	93,934
Offsite Developement	565,000	34,283	32,381
Land	630,000	36,191	34,965

As of December 31, 2009 all loans considered TDR’s were on accrual status. The Bank generally returns loans to accrual status after six monthly payments are made on a timely basis.

Concessions granted by the Bank were reductions in interest rate. Thus far, the concessions granted have allowed the borrowers to retain their properties and/or to continue to operate their business.

The Residential Real Estate loans considered TDR’s were measured for impairment utilizing the expected future cash flows. This method was chosen as each property has a rental contract in place. The borrowers anticipate either selling the properties when the real estate market rebounds or they will obtain long term financing and retain the properties as rentals.

The remaining loans were analyzed utilizing the fair value of the collateral. The borrowers have the properties listed for sale and the Bank expects to receive repayment of the principal balances of the loans from sale proceeds. The determined impairments of these loans were reserved for in the allowance for loan losses, however no direct charge was made as the borrowers have additional repayment sources available should the sale of the collateral be insufficient.

Nonperforming loans

Interest income is accrued daily as earned on all loans. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible.

The composition of nonperforming loans as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2009	2008	2007	2006	2005
	(dollars in thousands)
Nonaccrual loans:
Commercial	$221	$714	$113	$—	$—
Real estate	6,186	900	2,062	—	135
Consumer	—	—	—	—	—
Total	6,407	1,614	2,175	—	135
Loans 90 days or more past due and still accruing:
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Commercial	—	—	—	550	—
Total	—	—	—	550	—
Total nonperforming loans:	6,407	1,614	2,175	550	135
OREO	428	—	—	—	—
Total nonperforming assets:	$6,835	$1,614	$2,175	$550	$135
Nonperforming assets as a percentage of total gross loans	3.38%	0.85%	1.29%	0.32%	0.09%
Nonperforming assets as a percentage of total assets	2.53%	0.64%	0.87%	0.23%	0.06%
Allowance for loan losses to nonperforming loans	52.85%	143.12%	76.92%	300.73%	1088.89%

The Company had eight nonperforming loans totaling $6,407,000 as of December 31, 2009, compared to three nonperforming loan totaling $1,614,000 at December 31, 2008 and one nonperforming loan totaling $2,175,000 at December 31, 2007. The increase in nonperforming loans as of December 31, 2009 was a result of the current economic downturn and a reduction in real estate collateral values. For loans that were considered to be impaired, the Bank determined the fair value of the real estate collateral and charged-off the portions of such loans considered uncollectible based on these analyses.

There are three nonperforming loans in the Commercial and Industrial category totaling $221,000 which are largely secured by real estate.

Nonperforming real estate secured loans consists of five loans totaling $6,186,000, which were written down in the aggregate total of $2,818,000 prior to year end. Two of these loans are on homes built for speculative purposes. The first home has been sold and escrow is expected to close in the first quarter of 2010. The Bank took the second home into “Other Real Estate Owned” OREO in January 2010. There is one loan for an individual’s personal residence within this category. The Bank is working with legal counsel and has begun the foreclosure process. The Bank placed an offsite development loan for a mixed use project on nonaccrual as of December 31, 2009. The development has not progressed and the Bank is exploring options (including legal) at this time. The last loan in this category is an offsite development loan that the Bank has a participation interest in totaling $1,576,000 after write-down. The property is located outside the Bank’s service area. One of the guarantors and the owner of additional collateral that was pledged in support of this loan have filed bankruptcy. The Bank is working with the originating bank and legal counsel to vigorously pursue the collection of this loan from both the borrower and guarantors.

The Company had one “Other Real Estate Owned” OREO property as of December 31, 2009 totaling $428,000 and added another property in the amount of $427,000 for an aggregate total of $855,000 as of January 31, 2010. The first property is actively being marketed for sale at this time with minimal loss anticipated. The second piece of property is currently in escrow and the Company anticipates closure in March 2010 with a minimal loss.

Allowance for Loan Losses

Inherent in lending is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan extended and the creditworthiness of the borrower. To reflect the estimated risks of loss associated with its loan portfolio, provisions are made to the Company’s allowance for loan losses. As an integral part of this process, the allowance for loan losses is subject to review and possible adjustment as a result of regulatory examinations conducted by governmental agencies and through management’s assessment of risk. The Company’s entire allowance is a valuation allocation; that is, it has been created by direct charges against operations through the allowance for loan losses.

The Company evaluates the allowance for loan losses based upon an individual analysis of specific categories of loans, specific categories of classified loans and individual classified assets. The adequacy of the allowance is determinable only on an approximate basis, since estimates as to the magnitude and timing of loan losses are not predictable because of the impact of external events. In addition, the Company contracts with an independent loan review firm to evaluate new loans on a monthly basis and an overall credit quality examination on an annual basis. Management then considers the adequacy of the allowance quarterly for possible loan losses in relation to the total loan portfolio.

The allowance for loan losses charged against operating expense is based upon an analysis of the actual migration of loans to losses plus an amount for other factors that, in management’s judgment, deserve recognition in estimating possible loan losses. These factors include numerous items among which are: specific loan conditions as determined by management; the historical relationship between charge-offs and the level of the allowance; the estimated future loss in all significant loans; known deterioration in concentrations of credit; certain classes of loans or pledged collateral; historical loss experience based on volume and type of loan; the results of any independent review or evaluation of the loan portfolio quality conducted by or at the direction of the Company’s management or by bank regulatory agencies; trends in portfolio volume, maturity, and composition; volume and trends in delinquencies and nonaccruals; lending policies and procedures including those for charge-off, collection, and recovery; national and local economic conditions and downturns in specific local industries; and the experience, ability, and depth of the lending staff and management. The Company evaluates the adequacy of its allowance for loan losses at least quarterly.

The following table summarizes the allocation of the allowance for loan losses by type for the years indicated and the percent of loans in each category to total loans (dollar amounts in thousands):

	December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005
					(dollars in thousands)
		Loan		Loan		Loan		Loan		Loan
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commerical	$1,145	20.65%	$696	21.87%	$525	22.50%	$495	21.16%	$536	22.06%
Real Estate - construction	784	23.47%	483	27.62%	229	28.30%	126	32.14%	118	34.05%
Real Estate - other	1,412	55.00%	1,073	49.76%	572	48.47%	362	45.77%	274	42.90%
Consumer	39	0.88%	39	0.75%	32	0.73%	38	0.93%	36	0.99%
Unallocated	6	n/a	19	n/a	315	n/a	633	n/a	506	n/a
Total	$3,386	100.00%	$2,310	100.00%	$1,673	100.00%	$1,654	100.00%	$1,470	100.00%

The Company experienced net charge-offs (recoveries) of $4,384,000, $338,000 and ($19,000) in 2009, 2008 and 2007 respectively.

The Company increased the allowance for loan losses $5,460,000 during the twelve month period ending December 31, 2009 compared to $975,000 for the same period in 2008. The primary reasons for the increase was the amount of net loan charge-offs, the increase in non-performing loans, the write-downs of several loans to the fair value due to the downturn in the real estate market and the $12,515,000 or 6.6% growth in gross loans.

Management views the allowance for loan losses of $3,386,000 or 1.67% of total loans as of December 31, 2009 to be adequate after considering the above factors. This allowance is compared to $2,310,000 or 1.22% in 2008 and $1,673,000 or .99% in 2007. However, there can be no assurance that in any given period the Company will not sustain charge-offs that are substantial in relation to the size of the allowance.

The activity in the allowance for loan losses as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2009	2008	2007	2006	2005
	(dollars in thousands)
Outstanding loans:
Average for the year (net)	$199,228	$177,988	$163,741	$169,139	$145,195
End of the year (net)	198,099	186,632	166,619	169,680	152,563
Allowance for loan losses:
Balance at beginning of year	$2,310	$1,673	$1,654	$1,470	$1,200
Actual charge-offs:
Commercial	1,080	308	51	77	43
Real estate	3,262	—	—	—	—
Consumer	38	31	—	—	—
All other (including overdrafts)	6	13	10	6	3
Total charge-offs	4,386	352	61	83	46
Less Recoveries:
Commercial	1	12	4	26	15
Real estate	—	—	76	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	1	2	—	1	1
Total recoveries	2	14	80	27	16
Net loan charge-offs (recoveries)	4,384	338	(19)	56	30
Provision for loan loss	5,460	975	—	240	300
Balance at end of period	$3,386	$2,310	$1,673	$1,654	$1,470
Ratios:
Net loan charge-offs (recoveries) to average loans	2.20%	0.19%	-0.01%	0.03%	0.02%
Allowance for loan losses to end of year loans	1.67%	1.22%	0.99%	0.96%	0.95%
Net loan charge-offs (recoveries) to allowance for loan losses	129.47%	14.63%	-1.14%	3.39%	2.04%
Net loan charge-offs (recoveries) to provision charged to operating expense	80.29%	34.67%	0.00%	23.33%	10.00%

Interest Reserves

The Bank provides interest reserves on construction loan projects, if requested by the borrower and if the request meets the underwriting criteria of the Bank. The borrower must demonstrate the ability to cash flow the interest carry on the project once the interest reserve is exhausted and the project, including interest reserves, must meet the loan to value parameters set forth by the Bank’s Loan Policy. If construction is not complete at the initial maturity date and an extension of time is requested, additional interest reserves are not provided. The Bank advances funds on construction loans via the 5 or 10-draw system, percentage of completion or by vouchers. The 5 or 10-draw system for construction loans is utilized occasionally by contractors for payment. The Bank divides the construction project into segments with funds being advanced to the contractor after each segment is completed and inspected by the Bank Inspector. Inspections are made to ensure work has been completed prior to funding for both the draw system and percentage of completion. Loans that are funded via the voucher system are inspected to ensure work is completed on a monthly basis.

The Bank has one loan in the amount of $670,000 that was extended in early 2009 with additional interest reserves. A new appraisal was obtained prior to extension and the loan to value is very low, affording the borrowers to request cash out to service the debt. The borrowers have been informed that any further extension requests will not include additional interest reserves.

The Bank also has one loan with interest reserves that is nonperforming in the amount of $427,000. The loan is for a speculative construction project. This property was taken into OREO in January 2010 and listed for sale. The Bank recently received and accepted an offer on the home with escrow expected to close in early March 2010.

Investment Securities

The average balance of Federal Funds Sold (overnight investments with other banks) was $5,082,000 in 2009, $1,309,000 in 2008, and $4,954,000 in 2007. These investments are maintained primarily for the short-term liquidity needs of the Company. The major factors influencing the levels of required liquidity are the loan demand of the Company’s customers and fluctuations in the Company’s deposits.

Average total investment securities decreased by $9,421,000 or 20.3% during 2009, compared to a decrease of $2,584,000 or 5.3% in 2008. The decrease in securities was primarily due to the maturities, called securities and the principal pay downs of mortgage backed securities coupled with the sale of $5,176,000 in mortgage backed securities. The aggregate market value of the investment portfolio was $560,000 over the amortized cost as of December 31, 2009. It is the Company’s policy not to engage in securities trading transactions. There are no investments in the portfolio deemed to be permanently impaired. The Company has classified all of its investment securities as available for sale. The exposure to sub prime loans in the mortgage-backed securities portfolio is minimal due to the fact these securities are guaranteed by United States Government Agencies and, as such, can be viewed as having credit risk comparable to United States Treasury securities.

	Year Ended December 31
	2009				2008
	Amortized	Unrealized	Unrealized	Estimated	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value	Cost	Gains	(Losses)	Fair Value
Securities available for sale:
U.S. Government and Agency Securities	$21,824,979	$217,016	$(8,531)	$22,033,464	$16,093,125	$565,115	$—	$16,658,240
State and Political Subdivisions	3,714,014	95,484	(5,416)	3,804,082	5,742,575	49,245	(51,056)	5,740,764
Mortgage-Backed Securities	14,890,559	294,505	(32,711)	15,152,353	15,787,914	345,063	(61,505)	16,071,472
Total	$40,429,552	$607,005	$(46,658)	$40,989,899	$37,623,614	$959,423	$(112,561)	$38,470,476

The amortized cost, estimated fair value, and weighted average yield for investment securities available for sale based on maturity date are set forth in the table below. The weighted average yield is based on the amortized cost of the securities using a method that approximates the level yield method:

	Year Ended December 31,
	2009			2008
			Weighted			Weighted
	Book	Market	Average	Book	Market	Average
	Value	Value	Yield	Value	Value	Yield
Available-for-Sale Securities:
U.S. Government and Agency Securities
One Year or Less	$3,996,116	$4,080,570	3.14%	$4,103,572	$4,216,776	5.11%
One to Five Years	17,828,863	17,952,894	2.61%	11,989,553	12,441,464	5.05%
Five to Ten Years	—	—		—	—
Over Ten Years	—	—		—	—
Total U.S. Agency	21,824,979	22,033,464	2.71%	16,093,125	16,658,240	5.06%

State and Political Subdivisions:
One Year or Less	762,383	769,203	5.26%	2,017,532	2,028,376	4.57%
One to Five Years	1,207,750	1,238,794	5.96%	1,482,818	1,493,854	6.02%
Five to Ten Years	1,743,881	1,796,085	5.91%	2,242,225	2,218,534	6.17%
Over Ten Years	—	—		—	—
Total State & Political Subdivisions	3,714,014	3,804,082	5.79%	5,742,575	5,740,764	5.57%

Mortgage Backed Securities:
One Year or Less	2,091,548	2,162,657	3.99%	3,797,529	3,830,610	4.35%
One to Five Years	4,562,519	4,705,152	4.12%	6,763,493	6,876,346	4.65%
Five to Ten Years	3,079,177	3,126,799	3.89%	2,069,490	2,135,980	5.05%
Over Ten Years	5,157,315	5,157,745	3.24%	3,157,402	3,228,536	5.08%
Total Mortgage Backed Securities	14,890,559	15,152,353	4.72%	15,787,914	16,071,472	4.72%
Total Available-for-Sale Securities	$40,429,552	$40,989,899	3.37%	$37,623,614	$38,470,476	5.00%

Deposits

Total average deposits increased $14,574,000 or 6.9% during 2009, compared to a decrease of $2,834,000 or 1.3% in 2008 and an increase of $3,202,000 or 1.4% in 2007. Average noninterest-bearing deposits decreased $4,817,000 or 6.4% in 2009, compared to a decrease of $5,962,000 or 7.3% in 2008 and a decrease of $7,669,000 or 8.6% in 2007. Average interest-bearing deposits increased $19,391,000 or 14.2% in 2009 compared to an increase of $3,128,000 or 2.3% in 2008 and an increase of $10,689,000 or 8.7% in 2007.

The following chart below indicates a shift in noninterest bearing demand deposits and an increase in interest-bearing deposits (NOW, Money Market and Savings) to higher interest rate Time Certificates of Deposit. This appears to be a trend that is common throughout the local banking industry during 2009 and is expected to continue in 2010. It was management’s strategy to retain and attract deposits to offset loss of funds to non-bank competition:

	Year Ended December 31
	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$70,935	0.00%	$75,752	0.00%	$81,714	0.00%
Money Market Accounts	32,196	1.83%	26,070	2.08%	24,929	2.90%
NOW accounts	13,628	0.36%	12,636	0.32%	13,391	0.41%
Savings deposits	27,387	0.25%	26,166	0.34%	27,076	1.07%
Time deposits of $100,000 or more	46,533	2.45%	39,021	3.62%	39,242	4.67%
Other time deposits	36,190	2.51%	32,650	3.66%	28,777	4.60%
Total deposits	$226,869	1.21%	$212,295	1.54%	$215,129	1.96%

The remaining maturities of the Company’s certificates of deposit in the amount of $100,000 or more as of December 31, 2009 are indicated in the table below. Interest expense on these certificates of deposit totaled $1,139,000 in 2009:

Deposits Maturing in	December 31, 2009
Three months or less	$32,341,136
Over three months through six months	19,126,904
Over six months through twelve months	25,280,711
Over twelve months	13,034,130
Total	$89,782,881

Capital

The Bank is required to maintain a minimum leverage-capital ratio of Tier I (as defined) to total assets based on the Bank’s ratings under the regulatory rating system. At the end of 2009, all Bank capital ratios were above all current Federal capital guidelines for a “well capitalized” bank. The Bank and Company ratios are indicated in the table below:

	Actual		For capital adequacy purposes		To be well captitalized under prompt corrective action provisions
	Amount		Amount		Amount
	(thousands)	Ratio	(thousands)	Ratio	(thousands)	Ratio
As of December 31, 2009
Company
Total Capital (to Risk-Weighted Assets)	$30,808	13.9%	$17,773	8.0%	$22,216	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$27,856	12.5%	$8,886	4.0%	$13,330	6.0%
Tier 1 Capital (to Average Assets)	$27,856	10.3%	$10,834	4.0%	$13,543	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$29,223	13.2%	$17,740	8.0%	$22,175	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$26,276	11.9%	$8,870	4.0%	$13,305	6.0%
Tier 1 Capital (to Average Assets)	$26,276	9.7%	$10,821	4.0%	$13,526	5.0%

As of December 31, 2008
Company
Total Capital (to Risk-Weighted Assets)	$33,373	15.9%	$16,770	8.0%	$20,963	10. %
Tier 1 Capital (to Risk-Weighted Assets)	$30,208	14.4%	$8,385	4.0%	$12,578	6.0%
Tier 1 Capital (to Average Assets)	$30,208	11.9%	$10,074	4.0%	$12,592	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$31,748	15.2%	$16,746	8.0%	$20,933	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$28,583	13.7%	$8,373	4.0%	$12,560	6.0%
Tier 1 Capital (to Average Assets)	$28,583	11.4%	$9,995	4.0%	$12,494	5.0%

In 2008, as part of the United States Treasury’s Capital Purchase Program, the Company entered into a Letter Agreement on December 19, 2008 with the United States Department of Treasury, where the Company issued and sold 4,000 shares of the Company’s Preferred Stock and a warrant to purchase 38,107 shares of the Company’s Common Stock (adjusted for the 2% stock dividend issued in 2009) for an aggregate purchase price of $4,000,000 in cash. The Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. It is the Company’s intention to repay the capital within five years of issuance. The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price equal to $15.745 per share of the Common Stock (adjusted for 2% stock dividend).

Short-term Borrowings

As of December 31, 2009 the Bank had no short term borrowings.

Long-term Borrowings

Santa Lucia Bancorp issued $5,155,000 in junior subordinated debt securities (the “debt securities”) to the Santa Lucia Bancorp (CA) Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on July 7, 2036. These debt securities may be redeemed for 105% of the principal balance through July 7, 2011 and then at par thereafter. Interest is payable quarterly beginning July 7, 2006 at 1.48% over the quarterly adjustable 3-month LIBOR. Of this $5.2 million, the Company contributed $3.0 million to the Bank and retained $2.0 million at the Company level. The securities do not entitle the holders to voting rights in the Company but will contain certain restrictive covenants, including restrictions on the payment of dividends to the holders of the Company’s common stock in the event that interest payments on the trust preferred securities are postponed. The capital received from the trust preferred issuance is designated as Tier 1 capital for regulatory purposes.

During the third quarter of 2003, the Bank undertook and completed a private placement of subordinated debentures (“notes”) to augment its Tier 2 capital. The total principal amount of the notes issued was $2,000,000. The notes were sold pursuant to an applicable exemption from registration under the Securities Act of 1933 to certain accredited investors, including some of the Company’s directors and executive officers. The notes include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of approximately $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011. As of December 31, 2009 the outstanding balance of subordinated debt was $999,932.

Interest Rate Sensitivity and Liquidity

The Company closely follows the maturities and repricing opportunities of both assets and liabilities to reduce gaps in interest spreads. An analysis is performed quarterly to determine the various interest sensitivity gaps that exist. In general, the Company is asset sensitive, meaning that when interest rates change, assets (loans) will reprice faster than short-term liabilities (deposits). Therefore, higher interest rates improve short-term profits and lower rates decrease short-term profits. Currently, management’s analysis indicates that the Company’s asset sensitive position would not materially affect income for interest rate changes of one percent or less in one year.

The following table presents the Bank’s Rate Sensitivity Gap Report as of December 31, 2009.

	0-3 months	3-12 months	1-3 years	3-5 years	Beyond	Non-Rate Sensitive	Total
	(dollars in thousands)
Interest sensitive assets:
Investment securities	$2,896	$6,630	$18,005	$7,041	$7,501	$—	$42,073
Loan receivables	90,659	23,147	65,678	21,584	1,100	—	202,168
Federal funds sold	2,500	—	—	—	—	—	2,500
Non-earning assets	—	—	—	—	—	20,097	20,097
Total assets	$96,055	$29,777	$83,683	$28,625	$8,601	$20,097	$266,838

Interest sensitive liabilities:
Demand deposits	$—	$—	$—	$—	$—	$69,111	$69,111
NOW accounts	414	1,242	3,312	3,312	5,934	—	14,214
Money Market Accounts	3,624	10,871	24,158	—	—	—	38,653
Savings deposits	970	2,910	7,758	7,759	8,082	—	27,479
Time deposits	32,341	44,408	11,694	1,182	158	—	89,783
Total saving and time deposits	$37,349	$59,431	$46,922	$12,253	$14,174	$69,111	$239,240
Short-term borrowing	—	—	—	—	—	—	—
Long-term borrowing	1,000	—	—	—	—	—	1,000
Non-funding liabilities and capital	—	—	—	—	—	26,598	26,598
Total liabilities and capital	$38,349	$59,431	$46,922	$12,253	$14,174	$95,709	$266,838
Interest rate sensitivity gap	$57,706	$(29,654)	$36,761	$16,372	$(5,573)

Risk Indicators from GAP Analysis:
Cumulative GAP	$57,706	$28,052	$64,813	$81,185	$75,612
Cumulative GAP (% of total assets)	21.63%	10.51%	24.29%	30.42%	28.34%

Liquidity

The Company closely monitors its liquidity so that the cash requirements for loans and deposit withdrawals are met in an orderly manner. Management monitors liquidity in relation to trends of loans and deposits for short term and long-term requirements. Liquidity sources are cash, deposits with other banks, overnight Federal Fund investments, investment securities and the ability to sell loans. As of December 31, 2009, the Bank’s liquidity ratio was 20.9% compared to 20.2% at December 31, 2008 and 25.0% at December 31, 2007. The 20.9% liquidity ratio at December 31, 2009 is within the Company’s policy limit. The Company’s loan-to-deposit ratio averaged 87.8% in 2009, compared to 83.8% in 2008, and 76.1% in 2007.

Critical Accounting Policies

This discussion should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto.

Our accounting policies are integral to understanding the results reported. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Loan Losses

The allowance for loan losses represents management’s best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The provision for loan losses is determined based on management’s assessment of several factors: reviews and evaluation of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experiences, the level of classified and nonperforming loans and the results of regulatory examinations.

Loans are considered impaired if, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. In measuring the fair value of the collateral, management uses assumptions and methodologies consistent with those that would be utilized by unrelated third parties.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Available-for-Sale Securities

The fair value of most securities classified as available-for-sale are based on quoted market prices. If quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

Deferred Compensation Liabilities

Management estimates the life expectancy of the participants and the accrual methods used to accrue compensation expense. If individuals outlive their assumed expectancies the amounts accrued for the payment of their benefits will be inadequate and additional changes to income will be required.

Availability of Form 10-KSB

If any shareholder would like a copy of the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009, they can be obtained without charge by sending a written request to James M. Cowan, Executive Vice President and Chief Financial Officer, P. O. Box 6047, Atascadero, California 93423.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Santa Lucia Bancorp and Subsidiary

We have audited the consolidated balance sheets of Santa Lucia Bancorp and Subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, cash flows and shareholders’ equity for the three years ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Lucia Bancorp and Subsidiary as of December 31, 2009 and 2008, and the results of its operations and cash flows for the three years ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California

March 12, 2010

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408  www.vtdcpa.com

FRESNO  •  LAGUNA HILLS  •  PALO ALTO  •  PLEASANTON  •  RANCHO CUCAMONGA

Santa Lucia Bancorp and Subsidiary

Consolidated Balance Sheets

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and due from banks	$6,588,396	$8,220,406
Federal funds sold	2,500,000	—
TOTAL CASH AND CASH EQUIVALENTS	9,088,396	8,220,406
Securities available for sale	40,989,899	38,470,476
Loans, net	198,098,998	186,631,960
Premises and equipment, net	8,223,225	8,624,148
Deferred income tax assets	1,429,000	974,000
Cash surrender value of life insurance	5,390,410	5,194,688
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,643,400	1,516,850
Other Real Estate Owned	428,000	—
Accrued interest and other assets	4,631,529	2,246,995
TOTAL ASSETS	$269,922,857	$251,879,523

LIABILITIES & SHAREHOLDERS’ EQUITY

	2009	2008
Deposits
Noninterest-bearing demand	$69,850,394	$75,155,323
Interest-bearing demand and NOW accounts	14,214,894	12,888,894
Money market	37,396,049	26,214,153
Savings	27,478,300	26,754,057
Time certificates of deposit of $100,000 or more	52,145,948	37,893,469
Other time certificates	37,636,939	33,410,702
TOTAL DEPOSITS	238,722,524	212,316,598
Short-term borrowings	—	5,000,000
Long-term borrowings	6,154,932	6,821,644
Accrued interest and other liabilities	2,015,491	2,190,584
TOTAL LIABILITIES	246,892,947	226,328,826
Commitments and contingencies (Note M)	—	—
Shareholders’ equity
Preferred Stock - Series A	3,839,202	3,799,003
Common stock – no par value; 20,000,000 shares authorized; issued and outstanding: 1,961,334 shares at December 31, 2009 and 1,923,053 shares at December 31, 2008	9,894,507	9,894,507
Additional paid-in capital	813,765	676,734
Retained earnings	8,153,232	10,682,922
Accumulated other comprehensive income-net unrealized losses on available-for-sale securities, net of taxes of $231,143 in 2009 and $349,330 in 2008	329,204	497,531
TOTAL SHAREHOLDERS’ EQUITY	23,029,910	25,550,697
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$269,922,857	$251,879,523

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Earnings

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income
Interest and fees on loans	$12,355,119	$12,994,444	$15,030,928
Federal funds sold	5,148	24,487	249,434
Investment securities – taxable	1,319,123	2,051,637	2,232,966
Investment securities – nontaxable	171,721	205,934	205,285
	13,851,111	15,276,502	17,718,613
Interest expense
Time certificates of deposit of $100,000 or more	1,138,962	1,411,081	1,833,831
Other deposits	1,613,306	1,863,907	2,389,580
Long-term debt and other borrowings	268,761	602,120	600,727
	3,021,029	3,877,108	4,824,138
Net interest income	10,830,082	11,399,394	12,894,475

Provision for loan losses	5,460,000	975,000	—
Net interest income after provision for loan losses	5,370,082	10,424,394	12,894,475

Noninterest income
Service charges and fees	517,209	554,018	583,445
Dividends on cash surrender value of life insurance	239,898	230,010	222,071
Gain on sale of investment securities	224,875	108,163	—
Other income	253,354	218,574	265,798
	1,235,336	1,110,765	1,071,314
Noninterest expense
Salaries and employee benefits	5,358,634	5,650,160	5,259,456
Occupancy	662,587	652,335	627,685
Equipment	632,954	669,527	666,003
Professional services	638,264	600,977	426,667
Data processing	520,208	504,688	488,636
Office expenses	412,597	391,655	362,057
Marketing	402,129	427,635	422,914
Regulatory assessments	511,281	168,090	64,436
Directors’ fees and expenses	351,296	326,792	328,801
Messenger and courier expenses	95,152	122,833	156,870
Other	279,791	248,563	225,445
	9,864,893	9,763,255	9,028,970
Earnings (losses) before income taxes	(3,259,475)	1,771,904	4,936,819
Income taxes	(1,434,000)	633,000	1,934,000
Net earnings (loss)	$(1,825,475)	$1,138,904	$3,002,819

Per share data:
Net earnings (loss) per common share - basic	$(1.05)	$0.59	$1.55

Net earnings (loss) per common - diluted	$(1.05)	$0.58	$1.51

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:
Net earnings (losses)	$(1,825,475)	$1,138,904	$3,002,819
Adjustments to reconcile net earnings (losses) to net cash provided (used) by operating activities:
Depreciation and amortization	598,783	643,241	652,290
Provision for loan losses	5,460,000	975,000	—
Loss (gain) on sale of investment securities	(224,875)	(108,163)	—
Deferred income taxes	(337,000)	(371,000)	(201,000)
Dividends on cash value of life insurance	(239,898)	(230,010)	(222,071)
Other items, net	(2,414,012)	789,187	1,101,676
Net cash provided by operating activities	1,017,523	2,837,159	4,333,714

Cash flows from investing activities:
Proceeds from maturities of investment securities	16,677,933	12,616,836	14,202,010
Proceeds from sale of investment securities	5,176,324	5,513,276	—
Purchases of investment securities	(24,426,873)	—	(26,658,965)
Purchase of Federal Reserve Bank and Federal Home Loan Bank stock	(126,550)	—	—
Net change in loans	(17,818,538)	(20,987,466)	3,060,979
Purchases of bank premises and equipment	(197,860)	(398,882)	(262,590)
Proceeds on sale of OREO	490,074	—	(1,485,000)
Net cash used in investing activities	(20,225,490)	(3,256,236)	(11,143,566)

Cash flows from financing activities:
Net change in deposits	26,406,685	(401,780)	(270,074)
Proceeds and tax benefit from exercise of stock options	—	34,390	164,275
Proceeds from Issuance of Preferred Stock, Net	—	3,950,000	—
Stock repurchases	—	(146,649)	(853,351)
Net (repayments) proceeds from borrowings	(5,666,712)	(1,233,356)	5,900,000
Dividends paid on Preferred Stock	(181,111)	—	—
Cash dividends paid Common Stock	(482,905)	(962,534)	(871,112)
Net cash provided (used) by financing activities	20,075,957	1,240,071	4,069,738
Increase (decrease) in cash and cash equivalents	867,990	820,994	(2,740,114)

Cash and cash equivalents at beginning of year	8,220,406	7,399,412	10,139,526

Cash and cash equivalents at end of year	$9,088,396	$8,220,406	$7,399,412

Supplemental disclosure of cash flow information:
Interest paid	$3,170,170	$3,925,557	$4,824,138

Income taxes paid	$265,000	$1,130,000	$1,865,000

Cashless exercise of stock options	$—	$27,725	$120,554

Transfer of Loans to Other Real Estate Owned	$891,500	$—	$—

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statement of Shareholders’ Equity

Years Ended December 31, 2009, 2008 and 2007

			Common Stock		Additional		Accumulated Other
	Comprehensive Income	Preferred Stock	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income
Balance at January 1, 2007			1,928,097	$9,566,563	$216,558	$9,624,939	$(271,144)
Cash dividends — $0.45 per share						(871,112)
Exercise of stock options, including the realization of tax benefits of $19,000			29,247	284,829	19,000	(120,554)
Repurchase and retirement of stock			(32,471)			(853,351)
Stock Option Compensation Expense					122,645
Comprehensive Income:
Net earnings for the year	$3,002,819					3,002,819
Change in unrealized loss on available-for-sale securities, net of taxes of $328,353	467,654						467,654
Total Comprehensive Income	$3,470,473
Balance at December 31, 2007			1,924,873	9,851,392	358,203	10,782,741	196,510
Cash dividends — $0.50 per share						(962,534)
Exercise of stock options, including the realization of tax benefits of $19,000			4,360	43,115	19,000	(27,725)
Repurchase and retirement of stock			(6,180)			(146,649)
Cumulative — effect adjustment of change in accounting for split-dollar life insurance arrangements						(101,815)
Preferred Stock — Series A		$3,799,003			150,997
Stock Option Compensation Expense					148,534
Comprehensive Income:
Net earnings for the year	$1,138,904					1,138,904
Change in unrealized gain on available-for-sale securities, net of taxes of $255,702	364,837						364,837
Less reclassification adjustment for gains included in net income, deferred of tax of $44,347	(63,816)						(63,816)
Total Comprehensive Income	$1,439,925
Balance at December 31, 2008		3,799,003	1,923,053	9,894,507	676,734	10,682,922	497,531
Dividends Preferred Stock						(181,111)
Cash dividends — $0.25 per share						(480,763)
Stock dividend — 2%			38,281
Cash in lieu for fractional shares						(2,142)
Accretion on Preferred Stock		40,199				(40,199)
Stock Option Compensation Expense					136,272
Comprehensive Income:
Net earnings (losses) for the year	$(1,825,475)					(1,825,475)
Change in unrealized gain on available-for-sale securities, net of taxes of $210,949	(300,441)						(300,441)
Less reclassification adjustment for gains included in net income, deferred of tax of ($92,761)	132,114						132,114
Refund TARP expenses					759
Total Comprehensive Income	$(1,993,802)
Balance at December 31, 2009		$3,839,202	1,961,334	$9,894,507	$813,765	$8,153,232	$329,204

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

NOTES TO FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — The consolidated financial statements include the accounts of Santa Lucia Bancorp and its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.” All significant intercompany transactions have been eliminated.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the Unites States of America and prevailing practices within the banking industry.  A summary of the significant accounting policies consistently applied in preparation of the accompanying financial statements follows:

Nature of Operations — The Company has been organized as a single operating segment and maintains four branches in the San Luis Obispo and northern Santa Barbara Counties. The Company’s primary source of revenue is interest income from loans to customers. The Company’s customers are predominantly small and middle-market businesses and individuals.

Santa Lucia Bancorp has no significant business activities other than its investment in Santa Lucia Bank and its investment and related borrowings from Santa Lucia Bancorp Trusts as discussed in Note H. Accordingly, no separate financial information on the Company is provided.

Subsequent Events — As required by ASC Topic 855, Subsequent Events, the Company has evaluated subsequent events through March 12, 2010, which is the date of the filing of its consolidated financial statements with the SEC.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For the purposes of reporting cash flows, cash and cash equivalents includes cash, noninterest-earning deposits and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks — Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with the reserve requirements as of December 31, 2009 and 2008.

The Company periodically maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities — Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Management evaluates securities for other-than-impaired (OTTI) at least on a quarterly basis and more frequently when economic or market conditions warrant.

Loans — Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for potential credit losses after giving consideration to the character of the loan portfolio, current economic conditions, past credit loss experience and such other factors as deserve current recognition in estimating credit losses. The provision for loan losses is charged to expenses.

The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Interest and Fees on Loans — Interest income is accrued daily as earned on all loans. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectability. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Premises and Equipment — Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Company Owned Life Insurance — Company owned life insurance is recorded at the amount that can be realized under insurance contracts at the date of the statement of financial condition, which is the cash surrender value adjusted for other charges or the amounts due that are probable at settlement.

Other Real Estate Owned — Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of the recorded investment in the property or its fair value.  Prior to foreclosure, the value of the underlying loan is written down to the fair market value of the real estate to be acquired by a charge to the allowance for credit losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses.

Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) Stock — The Bank is a member of the FHLB and the FRB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB and FRB stock are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Income Taxes — Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

The Company has adopted guidance issued by the Financial Accounting Standards Board that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Advertising Costs — The Company expenses the costs of advertising in the period incurred.

Comprehensive Income — Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments — In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note N. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Common Share (EPS) — Basic earnings per common share (“EPS”) are based on the weighted average number of common shares outstanding before any dilution from common stock equivalents. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All outstanding stock options were not considered in computing diluted earnings per share for 2009 because they were antidilutive.

Stock-Based Compensation — The Company has two stock option plans, which are fully described in Note K in the Bank’s Annual Report on Form 10-K. The Company recognizes the cost of employee services received in exchange for awards of stock options or other equity instruments, based on the grant-date fair value of those awards. The cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Fair Value Measurement — Fair values is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Bank’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See note P for more information and disclosures relating to the Bank’s fair value measurement.

Reclassifications — Certain reclassifications have been made in the 2008 and 2007 financial statements to conform to the presentation used in 2009. These reclassifications had no impact on the Company’s previously reported financial statements.

Adoption of New Accounting Standards

Subsequent Events — In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Entities are required to reflect in their financial statements the effects of the subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Entities are also prohibited from reflecting in their financial statements the effect of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be discussed if the financial statements would otherwise be misleading. This guidance was effective for annual financial periods ended after June 15, 2009 with prospective application. The Company adopted the guidance for the year ended December 31, 2009 by including the required disclosures in Note A to the financial statements.

Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles — In June 2009, accounting standards were revised to establish the Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative literature related to a particular topic in one place. The Codification is effective for annual periods ended after September 15, 2009, and as of the effective date, all existing accounting standard documents were superseded. Adoption of the Codification in 2009 did not have a material impact on the Company’s financial statements.

Fair Value Measurements — In April 2009, accounting standards were amended to provide additional guidance for determining the fair value of a financial asset or financial liability when the volume and level of activity for such asset or liability decreased significantly and also to provide guidance for determining whether a transaction is orderly. The amendments were effective for annual reporting periods ended after June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company’s financial statements.

In February 2008, the FASB issued instructions that delayed the effective date of fair value measurement for all non-financial assets and non-

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financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008. Adoption of the fair value measurement rules in 2009 for non-financial assets and non-financial liabilities subject to the delay did not have a material impact on the Company’s financial statements.

Other-Than-Temporary Impairment — In April 2009, accounting standards were amended to provide expanded guidance concerning the recognition and measurement of other-than-temporary impairments of debt securities classified as available for sale or held to maturity. The amendments require an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security prior to recovery. Expanded disclosures are also required concerning such impairments. The amendments were effective for annual reporting periods ended after June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company’s financial statements.

Newly Issued Not Yet Effective Accounting Standards — In June 2009, accounting standards were amended to clarify when a transferor has surrendered control over transferred financial assets and thus is entitled to account for the transfer as a sale. The amendments established specific conditions for accounting for the transfer of a financial asset, or a portion of a financial asset, as a sale. The amendments could impact when a loan participation or SBA loan sale may be accounted for as a sale and the related transferred asset derecognized by the company. The guidance is effective for transfers occurring on or after January 1, 2010. The Bank has not yet completed its evaluation of these amendments, but does not expect that they will have a material impact on its balance sheet or statement of operations.

NOTE B — INVESTMENT SECURITIES — The amortized cost, carrying value and estimated fair values of investment securities available for sale as of December 31, 2009 and December 31, 2008 are as follows:

	December 31, 2009
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$21,824,979	$217,016	$(8,531)	$22,033,464
States and Political Subdivisions	3,714,014	95,484	(5,416)	3,804,082
Mortgage-Backed Securities	14,890,559	294,505	(32,711)	15,152,353
	$40,429,552	$607,005	$(46,658)	$40,989,899

	December 31, 2008
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$16,093,125	$565,115	$—	$16,658,240
States and Political Subdivisions	5,742,575	49,245	(51,056)	5,740,764
Mortgage-Backed Securities	15,787,914	345,063	(61,505)	16,071,472
	$37,623,614	$959,423	$(112,561)	$38,470,476

The carrying value of investment securities pledged to secure public funds, borrowings and for other purposes as required or permitted by law amounts to approximately $12,556,000 and $13,493,000 at December 31, 2009 and 2008, respectively. During 2009 the Bank had proceeds from the sale of $5,176,324 in Mortgage Backed Securities and gross gains of $224,875 during 2009 compared to $108,163 for the period ending 2008.

The amortized cost and estimated fair value of debt securities at December 31, 2009, by contractual maturity, are shown below. Mortgage-backed securities are classified in accordance with their estimated lives.  Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations.

	Amortized	Estimated
	cost	fair value
Securities available-for-sale:
Due in one year or less	$6,850,047	$7,012,430
Due after one year through five years	23,599,132	23,896,840
Due after five years through ten years	4,823,058	4,922,884
Due after ten years	5,157,315	5,157,745
	$40,429,552	$40,989,899

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, are as follows:

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
	losses	value	losses	value	losses	value
December 31, 2009:
U.S. Government & Agency Securities	$(8,531)	$3,995,450	$—	$—	$(8,531)	$3,995,450
States and Political Subdivisions	—	—	(5,416)	290,678	(5,416)	290,678
Mortgage-Backed Securities	(31,845)	3,038,225	(866)	198,720	(32,711)	3,236,945

	$(40,376)	$7,033,675	$(6,282)	$489,398	$(46,658)	$7,523,073

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
	losses	value	losses	value	losses	value
December 31, 2008:
U.S. Government & Agency Securities	$—	$—	$—	$—	$—	$—
States and Political Subdivisions	—	—	(51,056)	1,176,019	(51,056)	1,176,019
Mortgage-Backed Securities	—	—	(61,505)	2,414,802	(61,505)	2,414,802

	$—	$—	$(112,561)	$3,590,821	$(112,561)	$3,590,821

As of December 31, 2009, the Company has six investment securities where estimated fair market value had decreased 0.61% from amortized cost. Unrealized losses on the six securities have not been recognized into income because the issuer bonds are of high credit quality (rated AAA), management does not intend to sell and it is not likely that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

NOTE C — LOANS — The Bank’s loan portfolio consists primarily of loans to borrowers within San Luis Obispo and northern Santa Barbara Counties, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market areas. As a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

As of December 31, 2009 the Bank could pledge $131 million of loans to secure the borrowing arrangements discussed in Note G.

The composition of the loan portfolio at December 31, is as follows:

	2009	2008
Real Estate — construction	$47,457,781	$52,388,923
Real Estate — other	111,183,199	94,372,099
Commercial	41,743,898	41,477,697
Consumer	1,783,495	1,414,867
	202,168,373	189,653,586
Deferred loan fees	(683,384)	(711,852)
Allowance for loan losses	(3,385,991)	(2,309,774)
	$198,098,998	$186,631,960

The allowance for loan losses is increased by the provision to income and decreased by net charge-offs. Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Transactions in the allowance for loan losses are summarized as follows:

	2009	2008	2007
Balance at beginning of year	$2,309,774	$1,673,410	$1,653,695
Provision charged to expense	5,460,000	975,000	—
Loans charged off	(4,385,741)	(351,983)	(60,779)
Recoveries on loans previously charged off	1,958	13,347	80,494
Balance at end of year	$3,385,991	$2,309,774	$1,673,410

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized and information pertaining to nonaccrual and past due loans as of December 31, 2009:

	2009	2008	2007
Recorded investment in impaired loans	$10,175,114	$1,613,647	$2,175,694

Related allowance for loan losses	$472,170	$394,000	$144,000

Average recorded investment in impaired loans	$4,831,826	$1,528,000	$591,000

Interest income recognized for cash payments	$205,986	$—	$—

Total nonaccrual loans	$6,407,114	$1,613,647	$2,175,694

Total loans past-due ninety days or more and still accruing	$—	$—	$—

NOTE D — RELATED PARTY TRANSACTIONS — In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and the businesses with which they are associated. All such loans and commitments to lend were made under terms which are consistent with the Bank’s normal lending policies.

The following is an analysis of the activity of all such loans:

	2009	2008
Beginning balance	$5,197,043	$4,951,537
Credits granted, including renewals	1,179,500	1,176,000
Repayments	(1,296,340)	(930,494)
	$5,080,203	$5,197,043

Undisbursed loans amount to approximately $699,537 and $764,183 at December 31, 2009 and 2008, respectively.

Deposits from related parties held by the Bank at December 31, 2009 and 2008 amounted to $841,828 and $3,656,080 respectively.

NOTE E — PREMISES AND EQUIPMENT — The composition of premises and equipment at December 31 is as follows:

	2009	2008
Premises	$7,750,465	$7,753,334
Furniture, fixtures and equipment	4,298,039	4,115,960
	12,048,504	11,869,294
Less accumulated depreciation	5,856,044	5,275,911
	6,192,460	6,593,383
Land	2,030,765	2,030,765
	$8,223,225	$8,624,148

NOTE F — DEPOSITS — At December 31, 2009, the scheduled maturities of time deposits are as follows:

Due in one year	$76,748,757
Due from one to three years	10,548,778
Due after three years	2,485,352
$89,782,887

NOTE G — SHORT-TERM BORROWINGS — The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco. The first would allow the Bank to borrow up to approximately $48 million against which the Bank could pledge approximately $131 million of its real estate secured loans. The second arrangement allows the Bank to borrow up to approximately $11 million against which the Bank has pledged approximately $11 million of its investment securities.

As of December 31, 2009 the Bank had no borrowings.

The Bank may also borrow up to $6,000,000 overnight on an unsecured basis from two correspondent banks.

NOTE H — LONG-TERM BORROWINGS — During the third quarter of 2003, the Bank issued Subordinated Debentures to nineteen investors including executive officers and members of the Bank’s Board of Directors, in the total sum of $2,000,000 (“Debentures”). The total amount issued to executive officers and directors was $1,100,000. The Debentures include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011. As of December 31, 2009 the Debentures totaled $999,932 and an average rate of 4.75% . The Debentures, which are subordinated to the right of payment to depositors and other creditors, partially qualify as Tier 2 Capital.

On April 28, 2006, the Company issued $5,155,000 in junior subordinated debt securities (the “debt securities”) to the Santa Lucia Bancorp (CA) Capital Trust, a statutory trust created under the laws of the State of Delaware.  These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on July 7, 2036. These debt securities may be redeemed for 105% of the principal balance through July 7, 2011 and then at par thereafter. Interest is payable quarterly beginning July 7, 2006 at 1.48% over the quarterly adjustable 3-month LIBOR.

The Company also purchased a 3% minority interest in Santa Lucia Bancorp (CA) Capital Trust. The balance of the equity of Santa Lucia Bancorp (CA) Capital Trust is comprised of mandatorily redeemable preferred securities.

NOTE I — INCOME TAXES — The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2009	2008	2007
Deferred liabilities:
Tax over book depreciation	300,000	369,000	425,000
Market value adjustment on investment securities	231,000	349,000	138,000
Other	129,000	130,000	111,000

Total deferred tax liabilities	$660,000	$848,000	$674,000

Deferred tax assets:
Allowance for loan losses	1,009,000	909,000	673,000
Deferred compensation plans	699,000	671,000	498,000
State taxes	1,000	95,000	191,000
Net loss carryforward	232,000	28,000	41,000
Other	148,000	119,000	85,000

Total deferred tax assets	2,089,000	1,822,000	1,488,000

Net deferred tax assets	$1,429,000	$974,000	$814,000

The provision for income taxes consists of the following:

	2009	2008	2007
Currently payable	$(1,097,000)	$1,004,000	$2,135,000
Deferred taxes (benefits)	(337,000)	(371,000)	(201,000)
	$(1,434,000)	$633,000	$1,934,000

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2009	2008	2007
Tax over book depreciation	$(69,000)	$(56,000)	$(68,000)
Provision for loan losses	(100,000)	(236,000)	—
State taxes	94,000	96,000	33,000
Net loss carryforward	(204,000)	13,000	14,000
Deferred compensation plans	(28,000)	(173,000)	(108,000)
Other	(30,000)	(15,000)	(72,000)

Net deferred taxes	$(337,000)	$(371,000)	$(201,000)

As of December 31, 2009, the Bank had federal net operating loss carry forwards available to reduce future taxable income of approximately $40,617. The net operating loss carry forwards expire in 2010. The 1995 merger with Central Coast National Bank resulted in an ownership change as defined in the Internal Revenue Code Section 382. Accordingly, the utilization of the net operating loss will be subject to the limitations prescribed in Section 382.

The Bank has net operating loss carryforwards of approximately $2,854,815 for state income tax purposes that will expire in 2029 if not previously utilized.

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2009		2008		2007
Federal “expected” tax	$(1,108,000)	(34.0)%	$602,000	34.0%	$1,679,000	34.0%
State franchise tax, net	(240,000)	(7.4)	122,000	6.9	347,000	7.0
Tax exempt income	(119,000)	(3.7)	(128,000)	(7.2)	(122,000)	(2.5)
Other	33,000	1.1	37,000	2.1	30,000	0.6
Total expense	$(1,434,000)	(44.0)%	$633,000	35.7%	$1,934,000	39.1%

The Company is subject to Federal income tax and California franchise tax. Federal income tax returns for the years ended December 31, 2008, 2007 and 2006 are open to audit by the Federal authorities and California returns for the years ended December 31, 2008, 2007, 2006 and 2005 are open to audit by state authorities.

NOTE J — EMPLOYEE PROFIT SHARING AND DEFERRED COMPENSATION — The Bank sponsors a 401 (k) plan for the benefit of its employees. In 1994 the Bank also approved the creation of an Employee Stock Ownership Plan for the benefit of its employees. Contributions to these plans are determined by the Board of Directors. The Bank contributed $154,000 in 2009, $202,000 in 2008, and $203,000 in 2007, to the Employee Stock Ownership Plan. The Bank contributed $56,000 to the 401 (k) plan in 2009, $58,000 to the 401 (k) plan in 2008 and $57,000 in 2007.

The Bank has entered into deferred compensation agreements with key officers and board members. Under these agreements, the Bank is obligated to provide, upon retirement, a lifetime benefit for the officers and directors. The annual benefits ranging from $25,000 to $75,000 for key officers and $4,000 to $6,000 for directors. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred and amount accrued for this plan for the years ended December 31, 2009, 2008, and 2007 totaled $137,185, $275,140, and $292,385, respectively.  The Bank is a beneficiary of life insurance policies that have been purchased as a method of financing the benefits under the agreements.

NOTE K — STOCK OPTIONS — The Company sponsors one compensatory incentive and non-qualified stock option plan which provides certain key employees and the Board of Directors with the option to purchase shares of common stock, and one Equity Based Compensation Plan which provides certain key employees and the Board of Directors with the award of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Share Unit, Performance Share Award, Dividend Equivalent, or any combination thereof. In 1999, the Bank adopted a stock option plan (the 2000 plan) under which up to 367,200 shares of the Bank’s common stock may be issued to directors, officers, and key employees.  In 2006, the Company adopted the 2006 Equity Based Compensation Plan (the Plan), which the maximum number of shares of common stock that may be awarded under this Plan shall not exceed 204,000 shares, including 38,964 shares rolled over from the Company’s 2000 Stock Option Plan which expires on August 15, 2015. Option prices may not be less than 100% of the fair market value of the stock at the date of grant. Options became exercisable at the rate of 20% per year beginning at various dates and expire not more than ten years from the date of grant. The Company recognized stock-based compensation costs of $136,272, $148,534 and $122,645 and related tax benefits of $26,400, $41,700 and $18,450 for 2009, 2008 and 2007, respectively.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2008	2007
Risk-free rates	3.18%	4.65%
Expected volatility	20.00%	20.00%
Expected dividend yield	1.40%	1.40%
Expected term	6.0 years	6.0 years
Weighted-average grant date fair value	$4.98	$6.59

There were no options granted in 2009.

A summary of the status of the Company’s fixed stock option plan as of December 31, 2009 and changes during the year then ended is presented below:

December 31, 2009
		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
	Shares	Price	Contractual Term	Value
Outstanding at the beginning of the year	233,131	$19.05
Granted	—	—
Exercised	—	—
Foreited or expired	—	—
Outstanding at the end of the year	233,131	19.05	5.5 years	$ None
Options Exercisable	208,316	$15.25	4.2 years	$ None

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 were approximately $0, $92,810, and $638,000 respectively. As of December 31, 2009 there was $271,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 1.7 years.

NOTE L — DIVIDENDS — The Company paid cash dividends of $0.25 per share to all shareholders of record as of March 31, 2009 and declared a 2% stock dividend to all shareholders of record as of September 30, 2009. All of the per share data in the financial statements have been retroactively adjusted to reflect the 2% stock dividend.

NOTE M — EARNINGS PER SHARE (EPS) — The following is a reconciliation of net earnings (loss) and shares outstanding to the income and number of shares used to compute EPS:

	December 31, 2009
	Income	Shares
	(Numerator)	(Denominator)
Net income (loss)	$(1,825,475)
Less dividends earned on Preferred Stock	$(200,000)
Accreted discount on Preferred Stock	$(40,199)
Average shares outstanding		1,961,483
Used in Basic EPS	(2,065,674)	1,961,483
Dilutive effect of outstanding stock options
Used in Diluted EPS	$(2,065,674)	1,961,483

	December 31, 2008
	Income	Shares
	(Numerator)	(Denominator)
Net income	$1,138,904
Average shares outstanding		1,924,023
Used in Basic EPS	1,138,904	1,924,023
Dilutive effect of outstanding stock options		48,465
Used in Diluted EPS	$1,138,904	1,972,488

	December 31, 2007
	Income	Shares
	(Numerator)	(Denominator)
Net income	$3,002,819
Average shares outstanding		1,933,231
Used in Basic EPS	3,002,819	1,933,231
Dilutive effect of outstanding stock options		59,823
Used in Diluted EPS	$3,002,819	1,993,054

NOTE N — COMMITMENTS AND CONTINGENCIES — The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those commitments.  Commitments to extend credit (such as the unfunded portion on lines of credit and commitments to fund new loans) as of December 31, 2009 and 2008 amounts to approximately $43,105,000 and $57,168,000, respectively, of which approximately $1,298,000 and $3,106,000 are related standby letters of credit, respectively. The Company uses the same credit policies in these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer. The majority of the Company’s commitments to extend credit and standby letters of credit are secured by real estate.

In the normal course of business, the Company is involved in various litigation. In the opinion of management, and based on the advise of the Company’s legal counsel, the disposition of all pending litigation will not have a material effect on the Company’s financial position.

NOTE O — PREFFERED STOCK AND RELATED WARRANT — December 19, 2008, the Company entered into a Purchase Agreement with the United States Department of the Treasury (the “Treasury”), pursuant to which the Company agreed to issue and sell 4,000 shares of the Company’s Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock) and a Warrant to purchase 37,360 shares of the Company’s Common Stock for an aggregate purchase price of $4,000,000 in cash. In connection with this transaction the Company incurred $50,000 in costs.

The Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Stock may be redeemed by the Company after three years. Prior to the end of the three years, the Preferred Stock may be redeemed only with proceeds from the sale of qualifying equity securities of the Company.

The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $16.06 per share. On September 21, 2009 the Board of Directors declared a 2% stock dividend which automatically increased the number of common shares subject to the warrant to 38,107 and reduced the exercise price of the warrant to $15.745.

If the Company receives aggregate gross cash proceeds of not less than $4,000,000 from a Qualified Equity Offering on or prior to December 31, 2009, the number of shares of Common Stock issuable pursuant to Treasury’s exercise of the Warrant will be reduced by one half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Neither the Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer, except that Treasury may only transfer or exercise an aggregate of one-half of the Warrant Shares prior to the earlier of the redemption of 100% of the shares of Preferred Stock and December 31, 2009.

Continued on next page

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”) as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of the issuance of the Preferred Stock and the Warrant, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing.

The net proceeds from the issuance of the Preferred Stock and Warrant of $3,950,000 were allocated between the Preferred Stock and the Warrant based on their estimated relative fair values. The resulting discount of $200,997 on the Preferred Stock will be accreted against retained earnings over the estimated five-year life of the Preferred Stock reducing the reported income available for common shareholders.

NOTE P — FAIR VALUE MEASUREMENT — The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount of fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2009 and 2008:

	Fair Value Measurements as of December 31, 2009 using
	Level 1	Level 2	Level 3	Level 4
Assets and liabilities measured at fair value on a recurring basis
Assets:
Securities Available for Sale	$40,989,899	$—	$—	$40,989,899
Assets measured at fair value on a non-recurring basis
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$—	$—	$6,407,114	$6,407,114
Other Real Estate Owned	$—	$—	$428,000	$428,000

	Fair Value Measurements as of December 31, 2008 using
	Level 1	Level 2	Level 3	Level 4
Assets and liabilities measured at fair value on a recurring basis
Assets:
Securities Available for Sale	$38,470,476	$—	$—	$38,470,476
Assets measured at fair value on a non-recurring basis
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$—	$—	$1,219,647	$1,219,647

Collateral-dependent impaired loans had a net carrying value of $6,407,114, which is made up of the loan balance, net of specific reserves of $0 at December 31, 2009 compared to $1,219,647 at December 31, 2008.

Other real estate owned had a net carrying amount of $428,000, which is made up of the outstanding balance of $428,000, net of a valuation allowance of $0 at December 31, 2009.

NOTE Q — FAIR VALUE OF FINANCIAL INSTRUMENTS — The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets — The carrying amounts of cash, short term investments, due from customers on acceptances and bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are discussed in Note P. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities — The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments — The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair values of these financial instruments are not deemed to be material.

The estimated fair value of financial instruments at December 31, 2009 and 2008 are summarized as follows:

	December 31, 2009		December 31, 2008
	Carrying	Market	Carrying	Market
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$6,588,396	$6,588,396	$8,220,406	$8,220,406
Investment securities	40,989,899	40,989,899	38,470,476	38,470,476
Loans receivable, net	198,098,998	195,723,998	186,631,960	185,936,829
Cash surrender value of life insurance	5,390,410	5,390,410	5,194,688	5,194,688
Federal Reserve Bank and FHLB Stock	1,643,400	1,643,400	1,516,850	1,516,850
Accrued interest receivable and other assets	6,060,529	6,060,529	2,246,995	2,246,995
Financial Liabilities:
Time deposits	$89,782,887	$90,088,000	$71,304,171	$71,175,000
Other deposits	148,939,637	145,844,637	141,012,427	140,601,598
Other borrowings	—	—	5,000,000	5,000,000
Long-term debt	6,154,932	6,154,932	6,821,644	6,821,644
Accrued interest and other liabilities	2,015,491	2,015,491	2,190,584	2,190,584

NOTE R — REGULATORY MATTERS — The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Federal Reserve Bank (FRB) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Company’s and Bank’s actual capital amounts and ratios (dollar amounts in thousands):

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount (thousands)	Ratio	Amount (thousands)	Ratio	Amount (thousands)	Ratio
As of December 31, 2009:
Company
Total Capital (to Risk-Weighted Assets)	$30,808	13.9%	$17,773	8.0%	$22,216	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$27,856	12.5%	$8,886	4.0%	$13,330	6.0%
Tier 1 Capital (to Average Assets)	$27,856	10.3%	$10,834	4.0%	$13,543	5.0%

Bank
Total Capital (to Risk-Weighted Assets)	$29,223	13.2%	$17,740	8.0%	$22,175	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$26,276	11.9%	$8,870	4.0%	$13,305	6.0%
Tier 1 Capital (to Average Assets)	$26,276	9.7%	$10,821	4.0%	$13,526	5.0%

As of December 31, 2008:
Company
Total Capital (to Risk-Weighted Assets)	$33,373	15.9%	$16,770	8.0%	$20,963	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$30,208	14.4%	$8,385	4.0%	$12,578	6.0%
Tier 1 Capital (to Average Assets)	$30,208	11.9%	$10,074	4.0%	$12,592	5.0%

Bank
Total Capital (to Risk-Weighted Assets)	$31,748	15.2%	$16,746	8.0%	$20,933	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$28,583	13.7%	$8,373	4.0%	$12,560	6.0%
Tier 1 Capital (to Average Assets)	$28,583	11.4%	$9,995	4.0%	$12,494	5.0%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank’s undivided profits or the Bank’s net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

With certain exceptions the Company may not pay a dividend to its shareholders unless its retained earnings equal at least the amount of the proposed dividend.

NOTE S — HOLDING COMPANY — On April 3, 2006 Santa Lucia Bancorp acquired all the outstanding shares of Santa Lucia Bank by issuing 1,909,837 shares of common stock in exchange for the surrender of all outstanding shares of the Bank’s common stock. There was no cash involved in this transaction. The acquisition was accounted for like a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction. Santa Lucia Bancorp has no significant business activities other than its investment in Santa Lucia Bank and its investment and related borrowings from Santa Lucia Bancorp (CA) Capital Trust as discussed in Note H.  Accordingly, no separate financial information on the Company is provided.

SANTA LUCIA BANK MISSION STATEMENT

Provide the best products and employ the best people to
give the highest quality service to our
customers, in order to maximize
our shareholders’ value.

Products and Services

Free Business Checking*

• No minimum balance

• No monthly service charge

• No returned item fee

*Offer may not be available for accounts with very high volume.

EZLink

• 24 hour online Internet access

• PAYTRAXX Online Bill Pay

• ACH Origination

24 Hour Telebanking

• Atascadero & Paso Robles (805) 460-0125

• Arroyo Grande & Santa Maria (877) 475-2265

VISA Credit Cards

• Issued in business or personal names

VISA Debit Cards

• Use this card instead of writing checks

It debits your designated account

ATMs (Automatic Teller Machines)

• Access your account worldwide

Merchant Credit Card Processing

Commercial Loans

• Working capital

• Debt restructuring

• Equipment

• Facilities expansion, purchase
or relocation

Guaranteed Business Loans

• Small Business Administration

• California Coastal Rural Development Corporation

• United States Department of Agriculture

• Economic Vitality Corporation

Business Equipment Leases

• Capital Leases

• Operating Leases

Construction Loans

• Residential and Commercial

• Progress payments funded promptly

Mortgage Loans

• Purchase

• Refinance

• Home Equity Line of Credit

Payroll Tax Depository

Plus many other personalized bank services:

Checking, Savings, Certificates of Deposit, Health Savings Accounts, IRA’s, Night Depository, Safe Deposit, Wire Transfers,  Moneycard, Cashiers Checks, Money Orders, Overdraft Protection, Courier Service

www.santaluciabank.com

EQUAL OPPORTUNITY LENDER

SANTA LUCIA BANCORP

SANTA LUCIA BANCORP BOARD OF DIRECTORS

JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANK BOARD OF DIRECTORS

JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANCORP EXECUTIVE OFFICERS

JOHN C. HANSEN	PRESIDENT AND CHIEF EXECUTIVE OFFICER
JAMES M. COWAN	EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

SANTA LUCIA BANK

EXECUTIVE OFFICERS

JOHN C. HANSEN	President and Chief Executive Officer
JAMES M. COWAN	Executive Vice President, Chief Admin. Officer, Chief Credit Officer
JOHN McNINCH	Executive Vice President, Credit Administrator

SENIOR VICE PRESIDENTS

TERI DAVIS	Senior Vice President, Manager - Atascadero
MELODEE FONTANA	Senior Vice President, Operations Administrator
ROBERT COVARRUBIAS	Senior Vice President, Manager - Paso Robles
CLAUDYA OGLESBY	Senior Vice President, Credit Administration

VICE PRESIDENTS

SHARON SATTERTHWAITE	Vice President, Controller
JENNIFER BASSI GINDER	Vice President, Operations Officer
KRISTIE KELLER	Vice President, Central Operations
KIM DONALDSON	Vice President, Operations Officer
RYUN McCRORY	Vice President, Loan Officer
LEAH T. WEST	Vice President, Manager - Santa Maria
JIM KELLEY	Vice President, Loan Officer
MICHAEL W. McKENZIE	Vice President, Manager - Arroyo Grande
LARRY WOMACK	Vice President, Assistant Credit Administrator
JAMES P. BURUBELTZ	Vice President, Loan Officer
RICHARD ALLEN	Vice President, Loan Officer
JULIE A. JOSLIN	Vice President, Cashier
JOSHUA R. BIVIN	Vice President, Loan Officer

ASSISTANT VICE PRESIDENTS

CHERYL MUMFORD	Assistant Vice President, Operations Officer
J. DARREN BARNES	Assistant Vice President, Loan Officer
REGINA M. SHELDON	Assistant Vice President, Loan Officer

OFFICERS

LILA BOGARDUS	Note Department Manager
KAREN SAMPSON	Assistant Operations Officer
STELLA MARTINEZ	Operations Officer
GEORGE GARCIA	IT Manager
ROBERT J. McCONAGHY	Loan Officer

FINANCIAL HIGHLIGHTS

The Company has two classes of stock outstanding - Common and Series A Preferred. Our common stock trades over-the-counter and is quoted on the OTC Bulletin Board under the symbol SLBA.OB. There is no active market for the Series A Preferred and all of the outstanding preferred is held by one shareholder. The information in the following table indicates the high and low bid prices of the Company’s common stock for each quarterly period during the last two years based upon information provided by the Company market makers. These prices do not include retail mark ups, mark downs or commissions, but have been adjusted to reflect the Bank’s 4-for-1 stock split that was effective June 2005.

Quarter Ended 2009	Low	High
December 31	$10.10	$11.89
September 30	11.55	15.00
June 30	10.50	13.00
March 31	8.20	14.75

Quarter Ended 2008	Low	High
December 31	$13.50	$19.00
September 30	14.25	21.50
June 30	20.00	24.25
March 31	23.25	25.00

MARKET MAKERS

Randy Krumland, Edward Jones — Atascadero, CA	805/466-0244 or 800/467-0244
Jim Moffatt, Morgan Stanley — Paso Robles, CA	805/239-0920 or 800/733-0920
Trevor Morris, UBS Financial Services, Inc. — Los Angeles, CA	213/972-1511 or 800/443-5203
Joey J. Warmenhoven, McAdams Wright Ragen — Portland, OR	503/922-4888 or 866/662-0351